SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of December 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG obtains recognition of the French ruling approving its safeguard plan by the US court as part of the Chapter 15 process

Paris, France – December 21, 2017

CGG announces that by an order issued today in CGG’s Chapter 15 Case, the US Bankruptcy Court recognized the ruling of the Commercial Court of Paris dated December 1st, 2017 approving its safeguard plan. The US Bankruptcy Court’s order gives full force and effect to the French Court’s approval ruling and prohibits CGG’s creditors from taking any action inconsistent with the safeguard plan in the United States. This order marks the final US in-court milestone before the financial restructuring of the CGG group that is to take place by February 28, 2018 can be implemented.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

______    ______    ______

Contacts

Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

______    ______    ______

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 21st, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer